CONNER & WINTERS

TULSA

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway

Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Jason S. Taylor

Katy Day Inhofe

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

Debra R. Stockton

Shelley L. Carter

Jed W. Isbell

Travis L. Wright

Jason B. Coutant

Allison McGrath Gardner

Kerri E. Kobbeman

ATTORNEYS & COUNSELORS AT LAW

Conner & Winters, LLP

4000 One Williams Center

Tulsa, Oklahoma 74172-0148

918-586-5711

Fax 918-586-8982

www.cwlaw.com

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

William G. von Glahn

Bob F. McCoy

Lynn P. Mattson

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Victor F. Albert

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura McCasland Holbrook

J. Dillon Curran

William M. Lewis

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Vicki Bronson

Todd P. Lewis*

P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

Donn C. Meindertsma*

Henry Rose*

Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner

1879-1963

John M. Winters, Jr.

1901-1989

*Not Admitted in Oklahoma

December 20, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc.
Amendment No. 3 to Registration Statement on Form S-3
File No. 333-128893

Ladies and Gentlemen:

On behalf of Jameson Inns, Inc., submitted herewith for filing with your office under the Securities Act of 1933, as amended, and Regulation S-T promulgated thereunder, is Amendment No. 3 to the Registration Statement on Form S-3 (the “Registration Statement”) including exhibits, covering 13,898,916 shares of common stock of the Company to be offered by selling stockholders as described in the Registration Statement. Amendment No. 3 has been marked to indicate the changes made since Amendment No. 2 filed December 8, 2005. Also submitted herewith is our letter in response to the letter from Karen Garnett dated December 16, 2005.

December 20, 2005

If you have any questions, please do not hesitate to call me at (918) 586-5691 or Katy Inhofe at (918) 586-8543.

Yours very truly,

/s/ Lynnwood R. Moore, Jr.

Lynnwood R. Moore, Jr.

Enclosures

Steven A. Curlee,

    Jameson Inns, Inc.

CONNER & WINTERS

TULSA

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway

Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Rebecca S. Woodward

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Katy Day Inhofe

Jason S. Taylor

Stephan A. Wangsgard

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Amy M. Santee

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

Debra R. Stockton

Shelley L. Carter

Jed W. Isbell

ATTORNEYS & COUNSELORS AT LAW

Conner & Winters, LLP

4000 One Williams Center

Tulsa, Oklahoma 74172

918-586-5711

Fax 918-586-8982

www.cwlaw.com

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

William G. von Glahn

Bob F. McCoy

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura McCasland Holbrook

John E. Gatliff II

J. Dillon Curran

William M. Lewis

L. Belynn Whatley

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Vicki Bronson*

Todd P. Lewis*

P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

Henry Rose*

Erica L. Summers*

HOUSTON, TEXAS

Gregory D. Renberg

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner

1879-1963

John M. Winters, Jr.

1901-1989

*Not Admitted in Oklahoma

December 20, 2005

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jameson Inns, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed December 8, 2005
File No. 333-128893

Dear Ms. Garnett:

In connection with your review of the captioned filing, we offer the following responses to the comments and requests contained in your December 16, 2005 letter to Thomas W. Kitchin of Jameson Inns, Inc. (the “Company”). To facilitate your review of our responses, we have restated each of your comments followed by our response. In addition, the response to each of the comments is numbered to correspond to those numbers used in your letter (all page references in the responses below refer to that page in the applicable prospectus which is included as Part I of Amendment No. 3 to the Registration Statement).

Summary

Business Strategy, page 5

Comment No. 1:

We note your response to comment 2. You state in the last paragraph on page 3 that as of September 30, 2005 you owned 16 Signature Inns, including the two Signature Inns which are

Ms. Karen J. Garnett

December 20, 2005

held for sale. You also state in the third paragraph under this heading that you have designated 17 Signature Inns for conversion. It appears that you are converting more Signature Inns than you own. Please revise to clarify.

While admittedly somewhat confusing, the number of Signature Inns referred to on page 3 is consistent with the numbers set forth on page 5 of the prospectus. The numbers on page 3 are as of September 30, 2005. At that time, the first three conversions of Signature Inns had been completed, so those three former Signature Inns are included in the number of Jameson Inns owned by the Company. The 16 Signature Inns referred are those remaining after the conversion of the first three and include the two Inns held for sale. If you eliminate the two Signature Inns held for sale and add back the three Signature Inns whose conversion was already completed, you get the 17 total Signature Inns designated for conversion as stated on page 5. In an effort to make the discussions clearer, we have updated the information on page 3 to December 1, 2005, added a parenthetical phrase and revised the parenthetical phrase already there which should clarify the consistency between the numbers on that page and on page 5.

Undertakings

Comment No 2:

Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

The undertakings in Item 17 of Part II of the Registration Statement have been revised to comply with the requirements of Item 512(a) of Regulation S-K as in effect on December 1, 2005.

We would appreciate your earliest possible review of Amendment No. 3 to the Registration Statement and this letter in response to your comments. The Company is submitting a request for acceleration of the effectiveness of the Registration Statement on December 22, 2005, at 4:00 pm Eastern Standard Time, or as soon thereafter as practicable. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-5691 or Katy Inhofe at this firm at (918) 586-8543 at any time.

Yours very truly,

/s/ Lynnwood R. Moore, Jr.

Lynnwood R. Moore, Jr.

LRM:pp

cc:	Jameson Inns, Inc.
Jeff Shady